Exhibit 99 .1

PEDEVCO Corp. Reserve Report As of Date: Jan 1 2016

STXRA Reserve Report on the Petroleum Properties of PEDEVCO Corp. by STXRA Certified Professional Engineering Company State of Texas Registration Number F-13460
South Texas Reservoir Alliance 1416 Campbell Rd, Bldg. B. Suite 208, Houston, TX USA 77055 +1 (281) 716-5730 Originally Issued 01/19/2016

Document Control

PEDEVCO Corp. Reserve Report Issued January 19th 2016

Run Using a January 1st, 2016 As Of Date On the Petroleum Properties of PEDEVCO Corp.

Prepared by South Texas Reservoir Alliance LLC
State of Texas Registration Number F-13460

Prepared by Michael Rozenfeld, State of Texas Professional Engineer #107701

Signature:

Disclosures

This report is provided to PEDEVCO Corp. (“PEDCO”) using reserve and contingent resource definitions and disclosure guidelines contained in the Securities and Exchange Commission (SEC), Society of Petroleum Engineers (SPE), World Petroleum Council (WPC), and American Association of Petroleum Geologists (AAPG)

This report utilizes assumptions, data, methods and procedures that are appropriate for the purpose served by the report as required by the Securities and Exchange Commission. Significant data was collected and examined using volumetric calculations and decline curve analysis.  Offset production, logs, maps, analog information and accounting statements were all studied.

This report covers one hundred percent (100%) of the reserves of PEDCO.  All of the reserves of PEDCO are located in Weld County, Colorado.  This report covers PEDCO’s directly owned working and net revenue interest in its wholly owned subsidiary Red Hawk Petroleum, LLC.

New regulations could have an adverse effect on the reserves calculated in this report.  Importantly a ban on hydraulic fracturing in the area could significantly decrease or eliminate this report’s reserves.

South Texas Reservoir Alliance LLC (“STXRA”) has used all methods and procedures as it considers necessary under the circumstances to prepare this report.

Michael Rozenfeld supervised or performed all of the relevant technical work during the creation of this report.  He is a member of South Texas Reservoir Alliance LLC, a Delaware Limited Liability Company.  STXRA is certified professional engineering company in the state of Texas.  STXRA’s state of Texas registration number is F-13460.  Michael Rozenfeld has a B.S. degree in Petroleum Engineering from the University of Texas at Austin.  He is a registered professional engineer in the state of Texas.  His state of Texas professional engineering number is 107701.  Michael Rozenfeld has ten years of experience in creating reserve reports and completing reserve analysis for conventional and unconventional fields in the United States.

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Scope of Investigation

This report is an appraisal, as of January 1st, 2016, of the extent and value of the proved, probable and possible crude oil, condensate, and natural gas reserves of properties owned by PEDCO.  The reserves and resources recorded on the ‘as of’ date were calculated using the current field economic and productivity conditions. Changes to these conditions may significantly affect reserves. The reserves presented in this report have been prepared in accordance with guidelines set by the Securities and Exchange Commission, the World Petroleum Council, the American Association of Petroleum Geologists, and the Society of Petroleum Evaluation Engineers. The reserves estimated for this report are for producing wells, undeveloped locations and behind pipe volumes of oil and gas.

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Summary

The estimated net proved, probable and possible reserves, as of January 1st, 2016, of the properties appraised are summarized as follows, and expressed in thousands of barrels (MBBL) or millions of cubic feet (MMCF):

	Net Oil	Net Gas	NPV Undiscounted	NPV Discounted 10%
Category	Reserves (MBBL)	Reserves (MMCF)	(M)	(M)
Proved Developed Producing (PDP)	306	901	6,485	4,987
Proved Behind Pipe (PDNP)	0	0	0	0
Proved Undeveloped (PUD)	2,125	9,351	52,104	21,182
TOTAL PROVED	2,430	10,252	58,589	26,169
TOTAL 1P RESERVES	2,430	10,252	58,589	26,169
Probable Developed Producing (PBDP)	98	296	2,775	1,830
Probable Behind Pipe (PBDNP)	0	0	0	0
Probable Undeveloped (PBUD)	222	80	8,176	3,672
TOTAL PROBABLE	320	375	10,951	5,503
TOTAL 2P RESERVES (PROVED + PROBABLE)	2,750	10,628	69,540	31,672
Possible Developed Producing (PSDP)	34	97	587	153
Possible Behind Pipe (PSDNP)	0	0	0	0
Possible Undeveloped (PSUD)	265	1,110	8,595	1,061
TOTAL POSSIBLE	299	1,206	9,182	1,214
TOTAL 3P RESERVES	3,049	11,834	78,722	32,886
(PROVED + PROBABLE + POSSIBLE)

Reserves estimated in this report are expressed as gross and net reserves. Gross reserves are defined as the total estimated petroleum to be produced from these properties after the specified as of date. Net reserves are defined as that portion of the gross reserves attributable to the interests owned by PEDCO after deducting all interests owned by others. This report presents values that were estimated for reserves using reasonable estimated costs and prices calculated using the average of the first day of every month in the year prior.

Values shown in this report for reserves are expressed in terms of estimated future gross revenue, future net revenue, and present worth. Future gross revenue is that revenue which will accrue to the appraised interests from the production and sale of the estimated net reserves. Future net revenue is calculated by deducting estimated production taxes, ad valorem taxes, operating expenses, transportation costs, and capital costs from the future gross revenue. All costs presented in this report are based on current market conditions and best engineering judgment and are subject to change. Operating expenses include field operating expenses, transportation expenses, compression charges, and an allocation of overhead that directly relates to production activities. Future income taxes were not taken into account in the preparation of these estimates. Present worth is defined as future net revenue discounted at a specified arbitrary discount rate compounded monthly over the expected period of realization. In this report, present worth values using a discount rate of 10 percent are reported in detail.

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Estimates of oil, condensate, and natural gas reserves and future net revenue should be regarded only as estimates that may change as further production history and additional information becomes available. Not only are such reserves and revenue estimates based on that information which is currently available, but such estimates are also subject to the uncertainties inherent in the application of judgmental factors in interpreting such information.

Information used in the preparation of this report was obtained from PEDCO and from public sources.

Estimation of Reserves

Estimates of reserves were prepared by the use of standard geological and engineering methods generally accepted by the petroleum industry. The method or combination of methods used in the analysis of each reservoir was tempered by experience with similar reservoirs, stage of development, quality and completeness of basic data, and production history. Decline curve analysis was the primary method used to calculate reserves in place.

Reserves were estimated for 26 undeveloped locations and current producers identified by PEDCO. The locations are generally well positioned to develop the acreage available in accordance with the geologic interpretation. Consideration was given to information on offset producing wells to determine the categorization of reserves for each location.

Oil reserves estimated herein are those to be recovered by normal lease separation. Gas volumes estimated herein are expressed as wet gas and sales gas. Wet gas is defined as the total gas to be produced before reductions for volume loss due to fuel and flare consumption and reduction for plant processing. Sales gas is defined as that portion of the wet gas to be produced from the reservoirs, measured at the point of delivery, after reduction for fuel usage, flare, and shrinkage resulting from field separation and plant processing, if applicable. Gross gas volumes are reported as wet gas. Net volumes are reported as sales gas. All gas volumes are expressed at standard temperature and pressure.

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Valuation of Reserves

This report has been prepared using industry standard price and cost assumptions.  The oil price was based on historical EIA reported Cushing spot prices for the previous twelve months.  The gas price was based on historical EIA reported Henry Hub spot prices for the previous twelve months.  The price of each commodity was determined on the first day of each of the prior months and then averaged together to yield one oil price and one gas price. Oil and gas offsets were calculated by comparing the historical pricing to current lease operating, gas statements, and oil contracts provided by PEDCO along with current deductions and current gains for items such as crude & gas quality, processing, and transportation. All prices were held flat throughout all future dates.  The following illustrates the prices and offsets used in this report:

For Red Hawk Petroleum:

Oil Price ($/Bbl)	Oil Price Offset ($/Bbl)	Realized Oil Price ($/Bbl)	Gas Price ($/MMbtu)	Gas Price Offset ($/MCF)	Effective Gas Price ($/Mcf)
50.28	-4.75	45.53	$2.59	-0.16	$2.43

Operating Expenses and Capital Costs

All costs presented in this report are based on current market conditions and best engineering judgment and are subject to change. Operating expenses were based on historical prices seen in both operated and non-operated field areas that the PDP, PUD and PDNP is located.

Comments on the Independence of South Texas Reservoir Alliance

In creation of this report South Texas Reservoir Alliance (STXRA) served as an independent third party contractor.  South Texas Reservoir Alliance LLC has a non-exclusive consulting contract with PEDCO.  The compensation from this contract is paid in cash once a month using hourly billings provided to PEDCO by STXRA.

 To further clarify STXRA:

1.	Is not on the board of PEDCO
2.	Has zero control over PEDCO and serves solely in the capacity as a consultant
3.	Has no voting power over PEDCO
4.	STXRA works on an arm’s length basis from PEDCO
5.	STXRA is a private company with 100% of its ownership held by certain employees of STXRA.

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Definitions and Guidelines for Petroleum Resources

The reserves and presented in this report have been prepared in accordance with the Securities and Exchange Commission, the World Petroleum Council, the American Association of Petroleum Geologists, and the Society of Petroleum Evaluation Engineers.  Links to these definitions and guidelines can be found here:

http://www.ecfr.gov/cgi-bin/text-idx?tpl=/ecfrbrowse/Title17/17cfr210_main_02.tpl

http://www.spe.org/industry/reserves.php

STXRA	Page 8 of 8	January 2016